Exhibit 99.1

Organigram CEO Joins Canadian Chamber of Commerce Board of Directors

MONCTON, New Brunswick--(BUSINESS WIRE)--October 30, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that the Company’s Chief Executive Officer, Greg Engel, has accepted a position on the Board of Directors of the Canadian Chamber of Commerce.

The Canadian Chamber of Commerce is Canada's largest and most recognized business association in the country, which speaks with one unified voice on behalf of nearly a quarter million businesses. Since 1925, the Chamber has connected businesses of all sizes, from all sectors and from all regions of the country to advocate for public policies that will foster a strong, competitive economic environment that benefits businesses, communities and families across Canada.

The role of the Canadian Chamber of Commerce Board of Directors is to provide oversight for the business of the Canadian Chamber and advise on its financial transactions. The board of directors is also responsible for the implementation, interpretation and promotion of policies approved by the organization’s membership. Mr. Engel will serve on the Member Relations & Services Committee.

“The appointment of Mr. Engel to the board of directors recognizes the increasing importance of the regulated cannabis industry to Canada’s economy, which is creating good, middle-class jobs for Canadians across the entire country,” said Ryan Greer, Senior Policy Director and Co-Chair, National Cannabis Working Group of the Canadian Chamber of Commerce.

“I am proud to join the Canadian Chamber of Commerce’s Board of Directors,” said Greg Engel, CEO, Organigram. “I look forward to advocating not only on behalf of the Canadian cannabis industry but also on behalf of each Canadian business that contributes every day to our country’s economic and social landscape. I am pleased to work alongside others who share a commitment to thriving businesses and communities.”

For more information about the Canadian Chamber of Commerce, please visit www.chamber.ca.

For more information about Organigram, please visit www.orgranigram.ca.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca